 Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-held Company

SECOND CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Considering that the minimum quorum for opening the Extraordinary Shareholders' Meeting called for April 19, 2021, at 3 p.m., with respect to items (2) to (10) of the Agenda, as set forth in article 135 of Law No. 6,404/76, was not reached, the Board of Directors of Oi S.A. – In Judicial Reorganization (“Company” or “Oi”) invites the Shareholders, on second call, to attend the Extraordinary Shareholders’ Meeting (the “EGM”) to be held on April 30, 2021, at 4 p.m., at the Company’s headquarters’ located at Rua do Lavradio No. 71, Centro, in the City of Rio de Janeiro, RJ, to deliberate on the following items:

(1)	Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6,404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports");

(2)	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company;

(3)	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company;

(4)	Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger");

(5)	Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock;

(6)	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion");

(7)	Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law;

(8)	Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan; and

(9)	Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

GENERAL INSTRUCTIONS

1.    The documentation and information relating to matters that are going to be deliberated at the EGM are available at the Company’s headquarters, in the Management's Proposal and in the Shareholders’ Participation Manual, available on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) pursuant to CVM Instruction No. 481/09, and at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/), with the purpose of examination by the Shareholders.

2.    The holders of preferred shares shall have the right to vote on all matters subject to deliberation and included in the Agenda of the EGM called herein, pursuant to paragraph 3 of article 12 of the Company’s Bylaws and paragraph 1 of article 111 of Law No. 6,404, enacted on December 15, 1976, as amended from time to time (the “Brazilian Corporation Law”), and shall always vote jointly with the common shares.

On site Participation

3. Considering the COVID-19 (Coronavirus) pandemic, Oi will have limited staff and will adopt strict sanitary measures, both to preserve the health of the participants and to mitigate the risks of transmission. Such measures will include, among others, holding the EGM in a large auditorium, adopting social distancing protocols and supplying disposable masks and hand sanitizers.

4. In order to expedite the registration process and increase the safety of all the participants, Shareholders who will attend the EGM, either in person or by proxy, are asked to send the following documents to the Company’s headquarters, at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City and State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. or from 2:00 p.m. to 6:00 p.m., until April 28, 2021, to the attention of the Corporate and M&A Management, or to send scanned copies of such documents in pdf format to the Company’s email address, invest@oi.net.br, until 6:00 p.m. on the same date: (i) in the case of an entity, copies of the Articles of Incorporation, Bylaws or Articles of Association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Board of Executive Officers, which reflects the election of the legal representative(s) who will be present at the EGM; (ii) in the case of an individual, copies of the Shareholder’s identification document and the Individual Taxpayer Registration Number (CPF); and (iii) in the case of an investment fund, copies of the fund’s organizational document (Regulamento) and the Bylaws or Articles of Incorporation of the Fund’s manager, as well as the minutes reflecting the election of the legal representative(s) who will be present at the EGM. In addition to the documents mentioned in items (i), (ii) and (iii) above, in the event that a Shareholder is represented by a proxy, such Shareholder must also provide the respective power-of-attorney with special powers and copies of the proxy’s identification document and Individual Taxpayer Registration Number (CPF).

5. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the EGM must submit a statement, issued by the relevant body, demonstrating their ownership interest, up to two (2) business days prior to the EGM.

6. On an exceptional basis, Oi will not require compliance with formalities for signature certification, authenticated copies, apostille, and sworn translation of the abovementioned documentation.

Distance Voting

7. Pursuant to item I in conjunction with the sole paragraph of article 21-X of CVM Instruction No. 481/09, voting instructions received through the remote voting ballots (the “Remote Voting Ballot”) sent by the Shareholders at the time of the first call of the Meeting will be treated normally.

Remote Monitoring of the EGM

8. The Company will provide remote access to the EGM for Shareholders who wish to monitor the EGM remotely. However, it will not be possible to receive any manifestations nor exercise voting rights through the remote follow-up system.

9. The Shareholders who wish to participate remotely in the EGM must request such access until 4 p.m., Brasília time, on April 29, 2021, via email to invest@oi.net.br, with the following subject line: “EGM – remote access”, stating the full name and Individual Taxpayer Registration Number (CPF) of the individual who will participate remotely in the EGM (the Shareholder, proxy or legal representative). In order for the request to be granted, the email must also include the documents set forth in the Shareholders’ Participation Manual for the EGM, disclosed on this date, in PDF format.

10. The Company will confirm receipt of the abovementioned documents and will send instructions for remote participation via email to those Shareholders who have submitted their requests within the timeframe and in compliance with the conditions set forth above.

11. Remote monitoring the EGM is intended exclusively for Oi Shareholders or their legal representatives. The access provided by the Company will not be transferable and shall not be given, forwarded or disclosed to any third party, regardless of whether such party is a Shareholder. Shareholders or their legal representatives who receive access are not allowed to record or reproduce, in whole or in part, the content or any information transmitted during the EGM.

12. The Shareholders who participate remotely in the EGM will not be counted as present at the EGM unless they have exercised their vote via the Remote Voting Ballot at the time of the first call of the Meeting.

Rio de Janeiro, April 20, 2021

Eleazar de Carvalho Filho

Chairman of the Board of Directors